NATIONWIDE LIFE INSURANCE COMPANY

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

[ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215]

CIVIL UNION ENDORSEMENT

to

Individual Variable Annuity or Individual Fixed Annuity

GENERAL INFORMATION REGARDING THIS ENDORSEMENT

This Civil Union Endorsement (the “Endorsement”) is made part of the Contract to which it is attached and is effective as of the Date of Issue.

To the extent any provisions contained in this Endorsement are contrary to or inconsistent with those of the Contract, the Endorsement will control the Contract. Terms not defined in this Endorsement have the meaning given to them in the Contract.

DEFINITIONS

The following definition is hereby added to the Contract:

Civil Union Couple - The legally recognized union of two eligible individuals of the same sex. Civil union couples generally shall have all of the same benefits, protections and responsibilities under law, whether they derive from statute, administrative court rule, public policy, common law or any other source of civil law, as are granted to spouses in a marriage. All references to spouse shall now be understood to include partners in a Civil Union Couple.

ENDORSEMENT PROVISIONS

The following provisions are added to the Contract:

Civil union partners are not considered “spouses” under federal tax law. Therefore, the favorable tax treatment provided by federal tax law to a surviving spouse is NOT available to a surviving civil union partner.

For information regarding federal tax laws please consult a tax advisor.

Executed for Nationwide by:

VAZZ-0170NJ	3	(New Jersey) (11/2020)